CAESARS ENTERTAINMENT OPERATING COMPANY, INC.

One Caesars Palace Drive

Las Vegas, Nevada 89109

August 11, 2017

VIA EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Rahul Patel

        Office of Real Estate and Commodities

Re:	Withdrawal Request

Caesars Entertainment Operating Company, Inc. and Co-Applicants

Application for Qualification of Indenture on Form T-3

With respect to First-Priority Senior Secured Floating Rate Notes due 2023

Filed on July 8, 2016

File No. 022-29023

Dear Mr. Patel,

On July 8, 2016, Caesars Entertainment Operating Company, Inc., a Delaware corporation (the “Company”), and the Co-Applicants listed therein, filed with the Securities and Exchange Commission (the “Commission”), an Application for Qualification of Indenture on Form T-3 (File No. 022-29023) (the “Application”) under the Trust Indenture Act of 1939, as amended (the “TIA”).

In accordance with Section 307(a) of the TIA, the Company and the Co-Applicants hereby request withdrawal of the Application, including all exhibits thereto, immediately or as soon as practicable after the date hereof. The Company and the Co-Applicants are withdrawing the Application as the Company does not intend to pursue the contemplated offering of securities under an indenture required to be qualified under the TIA or otherwise. The Company and the Co-Applicants confirm that no securities have been or will be distributed, issued or sold pursuant to the Application and that the Application has not been declared effective by the Commission.

If you have any questions regarding this matter, please contact Carol Anne Huff or Ana Sempertegui of Kirkland & Ellis LLP at (312) 862-2163 or (312) 862-2312, respectively.

Very truly yours,

/s/ John Payne
John Payne
President and Chief Executive Officer

cc:	Carol Anne Huff

Ana Sempertegui

Kirkland & Ellis LLP